April 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Christina Chalk and Blake Grady

Re:        Jounce Therapeutics, Inc.
Schedule 14D-9 filed April 6, 2023
File No. 005-89831

Ladies and Gentlemen:
On behalf of Jounce Therapeutics, Inc. (the “Company”), we are writing in response to the comment letter, dated April 14, 2023 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule 14D-9, filed with the Commission on April 6, 2023 (the “Schedule 14D-9”).
This letter, together with the Company’s Amendment No. 1 to the Schedule 14D-9, are being filed with the Commission electronically via the EDGAR system today. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff's convenience, we have set forth below each of the numbered comments of your letter in italics followed by the Company’s responses thereto.
Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9.

Securities and Exchange Commission    - 2 -    April 24, 2023

Schedule 14D-9 filed April 6, 2023
Background of the Offer and the Merger, page 27
1.We note your disclosure that “[t]he Company’s Chief Financial Officer provided to the Committee her preliminary analysis of the per share cash amount that could be potentially distributed to Jounce stockholders under a range of scenarios in connection with an orderly wind-down of the Company.” Please disclose how the Committee determined to proceed with this transaction and recommend that the Company’s stockholders accept the Offer, in lieu of proceeding with the orderly wind-down of the Company. Refer to Item 1012(b) of Regulation M-A.
Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 31 of the Schedule 14D-9 to clarify that the preliminary analysis of the Company’s Chief Financial Officer provided on March 3, 2023 was superseded by the analysis provided to the Jounce Board on March 24, 2023, on page 31 of the Schedule 14D-9 to provide the per share cash amount that could be potentially distributed to Jounce stockholder under a range of scenarios in connection with an orderly wind-down of the Company in such March 24, 2023 analysis, on page 33 to add a section entitled “Summary of Strategic Alternatives Analysis” and on pages 34-35 of the Schedule 14D-9 to further clarify that the reasons for the Jounce Board’s determination to proceed with this transaction and recommend that the Company’s stockholders accept the Offer in lieu of proceeding with the orderly wind-down of the Company included the liquidation analysis provided by the Company’s Chief Financial Officer, including the expected aggregate cash and per share proceeds from a liquidation of the Company.
2.Refer to the disclosure referenced above. So that shareholders can understand the Company's analysis in determining to proceed with this transaction in lieu of any alternatives, please disclose the per share cash amounts that the Company’s Chief Financial Officer expected could be potentially distributed to Jounce stockholders in connection with an orderly wind-down of the Company.
Response to Comment 2:
In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Schedule 14D-9 to disclose the per share cash amounts that the Company’s Chief Financial Officer expected could be potentially distributed to Jounce stockholders in connection with an orderly wind-down of the Company.

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Securities and Exchange Commission    - 3 -    April 24, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned of Ropes & Gray LLP at (617) 951-7809.
Very truly yours,

/s/ Christopher D. Comeau

Christopher D. Comeau

cc:         Kim Drapkin (Jounce Therapeutics, Inc.)
Caroline Gammill (Jounce Therapeutics, Inc.)